Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-236148

October 21, 2020

Wells Fargo & Company

46,800,000 Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of Non-Cumulative Perpetual Class A Preferred Stock, Series AA

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series AA

Size:	$1,170,000,000 (46,800,000 depositary shares)

Over-allotment Option:	None

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series AA Preferred Stock (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 4.70% from October 28, 2020

Dividend Payment Dates:	15th day of March, June, September and December of each year, commencing on December 15, 2020

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, October 28, 2020 to, but excluding, December 15, 2020.

Optional Redemption:	On any dividend payment date on or after December 15, 2025, the Series AA Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series AA Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to December 15, 2025 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series AA Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series AA Preferred Stock.

Trade Date:	October 21, 2020

Settlement Date:	October 28, 2020 (T+5)

Price to Public:	$25.00 per depositary share

Underwriting Discount:	$0.25 per depositary share sold to institutional investors ($3,502,406.2500) in the aggregate) and $0.7875 per depositary share sold to retail investors ($25,822,420.3125 in the aggregate)

Net Proceeds (before expenses) to Issuer:	$1,140,675,173.44 (rounded to two decimals)

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Goldman Sachs & Co. LLC TD Securities (USA) LLC

Co-Managers:

Academy Securities, Inc.

American Veterans Group, PBC

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

Loop Capital Markets LLC

Penserra Securities LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WFCPrA”. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	94988U128/US94988U1280

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing: wfscustomerservice@wellsfargo.com.

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